UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF
REGISTRATION UNDER SECTION  12(g) OF THE SECURITIES
EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.

Commission File Number      333-170401

Merrill Lynch Mortgage Investors Inc.
 (Exact name of registrant as specified in its charter)

World Financial Center, North Tower, New York, NY 10281
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Issuer in respect of mortgage Pass-Through Certificates
Series 1997-C1
 (Title of each class of securities covered by this Form)




Not Applicable
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate, the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)(i)                Rule 12h-3(b)(1)(i)
Rule 12g-4(a)(1)(ii)               Rule 12h-3(b)(1)(ii)
Rule 12g-4(a)(2)(i)                Rule 12h-3(b)(2)(i)
Rule 12g-4(a)(2)(ii)               Rule 12h-3(b)(2)(ii)
                                   Rule 15d-6            X
Approximate number of holders of record as of the certification or
notice date:    55

Pursuant to the requirements of the Securities Exchange Act of 1934, Salomon Brothers Mortgage Securities VII, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 28, 1998

By:      LaSalle National Bank
By:      /s/ Russell M. Goldenberg
Name:  Russell M. Goldenberg
Title:   Senior Vice President